HUALING HOLDINGS LIMITED
華凌集團有限公司

14 February 2005

SECURITIES & EXCHANGE COMMISSION,
Office of International Corporate Finance,
Division of Corporation Finance,
450 Fifth Street, N.W.,
Washington, D. C., 20549
U.S.A.

Dear Sir,

Re: Hualing Holdings Limited – File No. 82-4195 (the "Company")

We have enclosed the English and Chinese version of the announcement of the Company dated 4 January 2005 for your record.

Thank you for your kind attention.

Yours sincerely,
For and on behalf of
Hualing Holdings Limited

p.p.

Wong Hon Sum
Company Secretary

Room 4108-10, 41/F., Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.
Tel: (852) 2802 2155 Fax: (852) 2598 8995
Web site: http://www.hualing.com
香港灣仔皇后大道東183號合和中心41樓4108至10室
電話：(852) 2802 2155 圖文傳真：(852) 2598 8995

5 January 2005
China Daily



HUALING HOLDINGS LIMITED
華凌集團有限公司

(Incorporated in Hong Kong with limited liability)
(Stock Code: 382)

CONTINUING CONNECTED TRANSACTIONS

The Company announces that the Group has, in the ordinary course of its business, entered into transactions relating to the manufacture of goods for and sale of goods to subsidiaries of Midea Group Co., Ltd., the holding company of Midea International. Immediately following the completion of the Sale and Purchase Agreement on 11 November 2004, Midea International became a substantial shareholder of the Company interested in 670,076,808 shares, representing approximately 42.2% of the entire issued share capital of the Company as at the date of this announcement. Accordingly, starting from 11 November 2004, the transactions constitute continuing connected transactions of the Company under the Listing Rules.

Since the applicable percentage ratios and the total consideration involved in those transactions during the period from 11 November 2004 to 31 December 2004 are (subject to audit) within the *de minimis* thresholds under Rule 14A.34 of the Listing Rules, the transactions are only subject to the reporting and announcement requirements and are exempt from the Independent Shareholders' approval requirements of Chapter 14A of the Listing Rules. Details of the transactions will be included in the Company's next published annual report and accounts in compliance with Rules 14A.45 and 14A.46 of the Listing Rules.

Similar Continuing Connected Transactions are expected to be entered into from 1 January 2005 onwards. For a complete year in 2005 or thereafter, the *de minimis* thresholds under Rule 14A.34 of the Listing Rules are expected to be exceeded. The Company proposes to seek approval from the Independent Shareholders and that an independent financial adviser will be appointed to advise the independent board committee for the purpose of considering the Continuing Connected Transactions.

Reference is made to the announcement dated 11 November 2004 jointly made by the Company and Midea International in relation to, among other things, completion of the Sale and Purchase Agreement.

1. THE PROVISION OF OEM GOODS ARRANGEMENT

The Group has, since around late 2002 and in the ordinary course of its business, entered into transactions relating to the manufacture of goods for, and sale of goods to, subsidiaries of the Midea Group pursuant to the Provision of OEM Goods Arrangement. The goods involved are household electrical appliances, mainly refrigerators, with the arrangement also involving the provision of their parts.

On or prior to 11 November 2004, the Midea Group has placed certain purchase orders with the Group pursuant to the Provision of OEM Goods Arrangement, with part of those orders (involving a total sale price of approximately RMB8,500,000 (equivalent to approximately HK$8,018,900)) not yet performed and/or completed by the Group as at 11 November 2004. Of those purchase orders then outstanding, orders amounting to approximately RMB2,108,000 (equivalent to approximately HK$1,989,000) (subject to audit) have been performed and/or completed by the Group during the period on or before 31 December 2004. No additional purchase orders have been placed by the Midea Group with the Group after 11 November 2004 up to 31 December 2004.

Written agreements and purchase orders were entered into between the Midea Group and the Group in respect of the manufacture and sale of goods pursuant to the Provision of OEM Goods Arrangement. The agreements on prices were entered into in respect of particular products on normal commercial terms, with the agreements for fixed periods up to approximately one year. The precise values of manufacture and sale transactions are determined when purchase orders are actually agreed upon between the Midea Group and the Group.

Based on the volume of the purchase orders placed by the Midea Group with the Group on or prior to 11 November 2004 but not yet performed and/or completed by the Group as at that date, the amount of all transactions between the Midea Group and the Group pursuant to the Provision of OEM Goods Arrangement during the period after 11 November 2004 to 31 December 2004 would not exceed RMB8,500,000 (equivalent to approximately HK$8,018,900).

The Directors (including the independent non-executive Directors) confirm that the Provision of OEM Goods Arrangement are conducted in the ordinary course of business of the Group, on normal commercial terms, negotiated on an arm's length basis, and are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

2. REASONS FOR ENTERING INTO THE TRANSACTIONS

The Group is principally engaged in the manufacture and sale of household electrical appliances, which include air-conditioners, refrigerators and mini-refrigerators. The businesses of the Midea Group include the manufacturing and sale of household electrical appliances including, among others, air conditioners, refrigerators, electric fans, rice cookers, microwave ovens, etc. The Provision of OEM Goods Arrangement is part of the usual business of the Group, has been entered into in the ordinary course of business of the Group, and was first entered into before Midea International became a substantial shareholder of the Company on 11 November 2004.

The Directors consider that it is in the interest of the Group to continue to carry on transactions with the Midea Group under the Provision of OEM Goods Arrangement.

3. CONTINUING CONNECTED TRANSACTIONS OF THE COMPANY

Following the completion of the Sale and Purchase Agreement on 11 November 2004, Midea International became a substantial shareholder of the Company interested in 670,076,808 shares, representing approximately 42.2% of the entire issued share capital of the Company as at the date of this announcement. As a result, Midea International and its associates, including but not limited to Midea Group Co., Ltd., the holding company of Midea International, and other members of the Midea Group, became connected persons of the Company within the meaning of the Listing Rules. Accordingly, from 11 November 2004 onwards, transactions between the Group and the Midea Group pursuant to the Provision of OEM Goods Arrangement will constitute continuing connected transactions of the Company under the Listing Rules.

In relation to the Continuing Connected Transactions during the period after 11 November 2004 to 31 December 2004 (all of which being orders placed on or before 11 November 2004 and not yet performed and/or completed by the Group as at 11 November 2004), since the applicable percentage ratios and the total consideration involved are (subject to audit) within the *de minimis* thresholds under Rule 14A.34 of the Listing Rules, the Continuing Connected Transactions are only subject to the reporting and announcement requirements and are exempt from the Independent Shareholders' approval requirements of Chapter 14A of the Listing Rules. Details of the Continuing Connected Transactions will be included in the Company's next published annual report and accounts in compliance with Rules 14A.45 and 14A.46 of the Listing Rules.

Similar Continuing Connected Transactions are expected to be entered into from 1

the *de minimis* thresholds under Rule 14A.34 of the Listing Rules. Those future transactions are required to comply with requirements under Rule 14A.35 of the Listing Rules, such as the requirement to enter into written agreement(s) and the requirement to set a maximum aggregate annual value. The Company proposes to seek approval from the Independent Shareholders in respect of those future transactions, and an independent financial adviser is proposed to be appointed to advise the independent board committee for the purpose of considering the Continuing Connected Transactions. A further announcement will be made in respect of those future transactions and the shareholders' approval to be sought.

4. DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise.

"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Board"	the board of Directors
"Continuing Connected Transactions"	the continuing connected transactions relating to the manufacture of goods for, and sale of goods to, subsidiaries of Midea Group Co., Ltd pursuant to the Provisions of OEM Goods Arrangement
"Company"	Hualing Holdings Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	Hong Kong Special Administrative Region of the PRC
"Independent Shareholders"	Shareholders other than Midea International and its associates
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Midea Group"	Midea Group Co., Ltd. and its subsidiaries
"Midea International"	Midea International Corporation Company Limited, a company incorporated in Hong Kong with limited liability
"PRC"	The People's Republic of China
"Provision of OEM Goods Arrangement"	the manufacture of goods by the Group for, and sale of goods by the Group to, the Midea Group on an OEM (original equipment manufacturing) basis, certain details of which are disclosed under the paragraph headed "The Provision of OEM Goods Arrangement" of this announcement
"RMB"	Renminbi, the lawful currency of the PRC
"Sale and Purchase Agreement"	the sale and purchase agreement dated 31 October 2004 and entered into between Midea International and Able Profit Investment Limited in relation to the sale by Able Profit Investment Limited and the purchase by Midea International of certain Shares, as referred to in the joint announcement dated 3 November 2004 and issued by the Company and Midea International
"Share(s)"	share(s) of HK$0.10 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

By order of the Board
Hualing Holdings Limited
Zhang Quan
Director

Hong Kong, 4 January 2005

As at the date of this announcement, the executive Directors are Mr. Fang Hongbo, Mr. Liu Liang, Mr. Zhang Quan, Mr. Chen Xiao Shi and Mr. Liang Wei Wen; the non-executive Directors are Mr. Li Jianwei, Ms. Yuan Liqun, Mr. Zhang Xin Hua and Mr. Chen Yi Hang; the independent non-executive Directors are Mr. Chan Wai Dune, Mr. Lam Ming Yung and Ms. Chen Chunhua.

2005年1月5日 信報



HUALING HOLDINGS LIMITED
華凌集團有限公司

（於香港註冊成立之有限公司）
（股份代號：382）

持續關連交易

本公司宣佈：本集團已於日常業務過程中訂立交易，以向美的國際之控股公司美的集團有限公司的附屬公司製造貨品及銷售貨品。緊隨買賣協議於二零零四年十一月十一日完成後，美的國際成為本公司之主要股東，擁有670,076,808股股份之權益，相當於本公司於本公佈日期之全部已發行股本約42.2%。因此，根據上市規則，該等交易於二零零四年十一月十一日起構成本公司之持續關連交易。

鑑於該等交易自二零零四年十一月十一日至二零零四年十二月三十一日期間所涉及之適用百分比率及代價總額（有待審計結果）符合上市規則第14A.34條所規定之最低豁免額，該等交易僅須遵守申報及公佈規定，並獲豁免遵守上市規則第14A章之獨立股東批准規定。該等交易之詳情將按照上市規則第14A.45條及第14A.46條之規定於本公司下次刊發之年報及賬目內披露。

本公司預期於二零零五年一月一日之後將訂立類似持續關連交易。就二零零五年全年或其後進行之交易，預期將超過上市規則第14A.34條所規定之最低豁免額，而本公司擬尋求獨立股東批准及委任獨立財務顧問考慮持續關連交易並向獨立董事委員會提供建議。

謹提述本公司與美的國際於二零零四年十一月十一日就（其中包括）完成買賣協議而聯合發表之公佈。

1. 提供原設備製造貨品之安排

本集團約於二零零二年下半年起在日常業務過程中訂立交易，以根據提供原設備製造貨品之安排向美的集團之附屬公司製造貨品及銷售貨品。有關安排所涉及之貨品為家居電器（主要為冰箱）及該等電器之零件。

於二零零四年十一月十一日或之前，美的集團根據提供原設備製造貨品之安排向本集團訂講若干貨品，其中部份訂單（所涉總銷售價約為人民幣8,500,000元（相當於約8,018,900港元））於二零零四年十一月十一日尚未獲本集團履行及／或完成。在尚未完成之購貨訂單中，約值人民幣2,108,000元（相當約1,989,000港元）（有待審計結果）之訂單已於二零零四年十二月三十一日或之前履行及／或完成。美的集團於二零零四年十一月十一日後直至二零零四年十二月三十一日並無向本集團進一步訂購貨品。

美的集團與本集團已根據提供原設備製造貨品之安排就製造及銷售貨品訂立書面協議及購貨訂單，而所協定之價格乃按正常商業條款就個別產品而訂立及所協定之固定期間最長約達一年。製造及銷售交易之確實價值乃於美的集團及本集團確定購貨訂單時釐定。

按美的集團根據提供原設備製造貨品之安排而於二零零四年十一月十一日或之前向本集團訂貨但本集團於該日尚未履行及／或完成之訂單計算，美的集團與本集團於二零零四年十一月十一日後至二零零四年十二月三十一日期間根據提供原設備製造貨品之安排進行之全部交易額將不超過人民幣8,500,000元（相當於約8,018,900港元）。

董事（包括獨立非執行董事）確認，提供原設備製造貨品之安排乃於本集團日常業務過程中進行、符合正常商業條款、以公平基準磋商及公平合理以及符合本公司及股東整體之利益。

2. 訂立該等交易之理由

本集團主要從事製造及銷售家居電器，包括空調、冰箱及小型冰箱之業務。美的集團之業務包括製造及銷售家居電器，包括（其中包括）空調、冰箱、電風扇、電飯煲、微波爐等電器之業務。提供原設備製造貨品之安排為本集團其中一項經常性業務，乃於本集團日常過程中訂立及美的國際於二零零四年十一月十一日首次成為本公司主要股東前訂立。

董事認為，根據提供原設備製造貨品之安排繼續與美的集團進行交易乃符合本集團利益。

3. 本公司之持續關連交易

繼買賣協議於二零零四年十一月十一日完成後，美的國際成為本公司之主要股東，擁有670,076,808股股份之權益，相當於本公司於本公佈日期之全部已發行股本約42.2%，故此美的國際及其聯營公司（包括但不限於美的國際之控股公司美的集團有限公司）與美的集團其他成員公司，根據上市規則成為本公司之關連人士。因此，於二零零四年十一月十一日之後，本集團與美的集團根據提供原設備製造貨品之安排進行之交易，將根據上市規則構成本公司之持續關連交易。

就於二零零四年十一月十一日後直至二零零四年十二月三十一日期間進行之持續關連交易（均為於二零零四年十一月十一日或之前訂貨但本集團於二零零四年十一月十一日尚未履行及／或完成之訂單）而言，鑑於所涉及之適用百分比率及代價總額（有待審計結果）符合上市規則第14A.34條所規定之最低豁免額，該等持續關連交易僅須遵守申報及公佈規定，並獲豁免遵守上市規則第14A章之獨立股東批准規定。該等持續關連交易之詳情將按照上市規則第14A.45條及第14A.46條之規定於本公司下次刊發之年報及賬目內披露。

本公司預期將於二零零五年一月一日之後訂立類似持續關連交易。參考於二零零四年所採購之數量計算，於二零零五年全年或其後所採購之總數量預期將超出上市規則第14A.34條所規定之最低豁免額。日後該等交易均須遵守上市規則第14A.35條之規定，例如訂立書面協議之規定及定下全年最高總價值之規定。本公司擬尋求獨立股東批准日後之該等交易及擬委任獨立財務顧問考慮持續關連交易並向獨立董事委員會提供建議。本公司將就日後該等交易作出進一步公佈並尋求股東批准。

4. 釋義

於本公佈內，除文義另有所指外，下列詞彙具有以下涵義：

「聯繫人士」	指	具上市規則賦予之涵義
「董事會」	指	董事會
「持續關連交易」	指	根據提供原設備製造貨品之安排就向美的集團有限公司之附屬公司提供製造貨品及銷售貨品有關之持續關連交易
「本公司」	指	華凌集團有限公司，於香港註冊成立之有限公司，其股份於聯交所主板上市
「董事」	指	本公司董事
「本集團」	指	本公司及其附屬公司
「港元」	指	港元，香港之法定貨幣
「香港」	指	中國香港特別行政區
「獨立股東」	指	美的國際及其聯繫人士以外之股東
「上市規則」	指	聯交所證券上市規則
「美的國際」	指	美的國際控股有限公司，於香港註冊成立之有限公司
「中國」	指	中華人民共和國
「提供原設備製造貨品之安排」	指	本集團就以原設備製造基準製造貨品及銷售貨品予美的集團，其若干詳情於本公佈「提供原設備製造貨品之安排」一段內披露
「人民幣」	指	人民幣，中國之法定貨幣
「買賣協議」	指	就本公司與美的國際於二零零四年十一月三日發表之聯合公佈所述，美的國際與Able Profit Investment Limited於二零零四年十月三十一日就Able Profit Investment Limited出售及美的國際購買若干股份而訂立之買賣協議
「股份」	指	本公司股本中每股面值0.10港元之股份
「股東」	指	股份之持有人
「聯交所」	指	香港聯合交易所有限公司

承董事會命
華凌集團有限公司
董事
張楷

香港，二零零五年一月四日

於本公佈日期，執行董事為方洪波先生、劉亮先生、張櫂先生、陳小百先生及梁偉文先生；非執行董事為栗建偉先生、袁利群女士、張新華先生及陳宇航先生；獨立非執行董事為陳維端先生、林明勇先生及陳春花女士。

本公佈所採用之匯率為1港元兌人民幣1.06元，僅供參考。